September 21, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Ms. Claudia Rios
Ms. Irene Barberena-Meissner

Re:	Ocean Power Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed on August 24, 2023
File No. 333-273044

Dear Ms. Rios and Ms. Barberena-Meissner:

This letter is in response to your letter dated September 6, 2023, to Ocean Power Technologies, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement. For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Amendment No. 2 to Registration Statement on Form S-3 filed August 24, 2023

Incorporation of Certain Documents By Reference, page 3

1.	Original Comment. We note that you have incorporated by reference your Form 10-K for the fiscal year ended April 30, 2023 and that your Form 10-K incorporates by reference to your definitive proxy statement. We also note that instead of providing Part III information in a definitive proxy statement, you provided it in a 10-K/A filed on August 28, 2023. Please revise your registration statement to incorporate by reference the Form 10-K/A filed August 28, 2023.

Response. In response to the Staff’s comment, the Company has revised the registration statement to incorporate by reference the Form 10-K/A, as well as other subsequently filed documents.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company and its management are responsibe for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please call the undersigned at (609) 730-0400 with any additional comments or questions you may have.

Very truly yours,

/s/ Robert P. Powers

Robert P. Powers
Senior Vice President and Chief Financial Officer